KAR Holdings, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN 46032

October 20, 2009

BY HAND AND BY EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	KAR Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-161907)

Dear Mr. Owings:

On behalf of KAR Holdings, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-1 filed with the Commission on September 14, 2009.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 14, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Registration Statement on Form S-1

General

1.	We note a number of blank spaces throughout your registration. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company has revised the Registration Statement to provide certain of the information identified in this Comment and will provide additional information in a subsequent pre-effective amendment. The Company notes that the Staff may have additional comments once the Company has provided the additional disclosure. The Company will provide the Staff sufficient time to review the additional disclosure before any distribution of preliminary prospectuses.

Cover Page

2.	Please provide the dealer prospectus delivery obligation information required by Item 502(b) of Regulation S-K.

Item 502(b) of Regulation S-K provides that a registrant does not have to include prospectus delivery obligation information if dealers are not required to deliver a prospectus under Rule 174 under the Securities Act of 1933. Dealers are not required to deliver the prospectus under clause (b) of Rule 174 since the Company was subject, immediately prior to the time of filing the Registration Statement, to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934.

3.	Please disclose the number of shares you plan to register in your next amendment as this information is not permitted to be omitted pursuant to Rule 430A. Refer to Item 501(b)(2) of Regulation S-K.

The Company will disclose the number of shares it plans to register in a subsequent pre-effective amendment when the applicable information is available.

Summary, page 1

4.	Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make on page one that you are a leading provider of vehicle auction services, and that ADESA is the second largest provider of vehicle auction services in North America. Please also provide support for your statements on page two regarding whole car and salvage auction volume statistics. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

The Company is submitting to you supplementally materials that include support for the statements referred to above. In accordance with the Staff’s comment, the Company has revised the Registration Statement where statements are not supportable with independent third-party data.

Summary Historical and Pro Forma Consolidated Financial Data, page 9

5.	Reference is made to your reconciliation of non-GAAP measures to Net (loss) income for the year ended December 31, 2007 in the amount of $(11.8). If you choose to include the non-GAAP measures, please revise to reconcile to your GAAP loss for the year ended December 31, 2007 as required by Item 10 (e) of Regulation S-K.

The Company has revised the schedule on page 12 and reconciled to its GAAP loss of $38.3 million for the year ended December 31, 2007.

Risk Factors, page 12

6.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Please either eliminate generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	We may not successfully implement our business strategies or increase gross profit margins. Page 16

•	Litigation could have an adverse effect on us. Page 19

•	Our ability to operate successfully could be impaired if we fail to attract and retain key personnel. Page 21

•	We are dependent on good labor relations. Page 21

•	The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders. Page 23

•	We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls… Page 27

Please note these are examples only. Review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K and Updated Staff Legal Bulletin No. 7 available on our website at www.sec.gove/interps/legal/cfslb7a.htm

The Company has revised the disclosure on pages 18 through 29 in accordance with the Staff’s comment.

“Decreases in consumer demand…”, page 13

7.	In order to put this risk in greater context, please revise this risk factor to quantify the trends you discuss relating to off-lease vehicles and how their recent increase and future decline will impact you.

The Company has revised the risk factor on page 15 in accordance with the Staff’s comment.

Use of Proceeds, page 30

8.	Please expand your discussion in the second paragraph on page 30 to provide the approximate amount of your net proceeds you intend to use for each purpose listed. Specifically, you do not provide the amounts you intend to use for the repayment of certain of your debt.

The Company has revised the disclosure on page 32 to update its intended use of proceeds to provide the approximate amount of its net proceeds that the Company intends to use for each purpose listed, to the extent currently known by the Company.

Dilution, page 33

9.	We note your dilution presentation assigns no value to the underwriters’ over-allotment option. Please clarify to investors that their actual dilution may be higher as a result of the exercise of these rights.

The Company has revised the disclosure on page 35 to clarify to investors that their actual dilution may be higher as a result of the exercise by the underwriters of their option to purchase additional shares.

Unaudited Pro Forma Consolidated Statements of Operations, page 34

10.	Please expand your introduction to briefly describe the specified effects of the sale of your common stock to explain what you are showing in your pro forma presentation.

The Company has revised the disclosure on page 36 in accordance with the Staff’s comment.

11.	Please explain to us your justification for eliminating financial advisory fees paid in adjustment (a). We note your disclosure on page F-46 that the fees were for services provided by the Equity Sponsors. Also, please disclose how termination of the financial advisory agreements is directly related to the offering.

The Company has revised the disclosure in adjustment (a) on page 37 in accordance with the Staff’s comment. The Company intends to use the net proceeds from the offering to pay up to $10.5 million of termination fees to its equity sponsors in connection with the termination of its financial advisory agreements with each of them. The unaudited pro forma consolidated statements of operations on page 37 have been prepared to give effect to, among other things, the termination of these financial advisory agreements as if such termination had occurred on January 1, 2008.

12.	Please revise the note to adjustment (b) to disclose your assumptions used to determine your interest expense pro forma adjustments, including the amount of debt and interest rates.

The Company has revised the note to adjustment (c) on page 37 in accordance with the Staff’s comment.

13.	Please explain why you have not included a presentation of pro forma earnings per share or revise to include. Reference is made to Item 11-02(b)(7) of Regulation S-X.

The Company has added a line item on page 36 to disclose net earnings (loss) per share. As stated in the Company’s response to Comment 3, the Company will disclose the number of shares it plans to register in a subsequent pre-effective amendment when the applicable information is available. Without the number of shares to be registered or the ratio for the stock split that will be effected prior to the offering, the Company cannot yet present pro forma earnings per share data. The Company will disclose updated historical and pro forma earnings per share in a subsequent pre-effective amendment when the applicable information is available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

14.	We note you have included a discussion of the results of your operations for the year ended December 31, 2008 in comparison to the pro forma results for the year ended December 31, 2007, and a comparative discussion of the pro forma results of operations for the years ended December 31, 2007 and December 31, 2006. Please revise to include a discussion of your historical results of operations as required by Item 303 of Regulation S-K. Your discussion of pro forma results should supplement, but not replace your analysis of the historical financial statements included in the filing. Further, supplemental discussions based on pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required.

The Company has revised its discussion of the results of operations to include a discussion of its historical results for the years ended December 31, 2008, 2007 and 2006. The original discussion of the Company’s results of operations for the year ended December 31, 2008 compared to the pro forma results for the year ended December 31, 2007 is now included as a supplemental discussion and is presented after the historical results of operations. Likewise, the Company has included a supplemental discussion of the pro forma results for the year ended December 31, 2007 compared to the combined results of ADESA and IAAI for the year ended December 31, 2006. See the Company’s response to Comment 15 for a further discussion of the combined results for the year ended December 31, 2006. The Company has also added disclosure that states the supplemental information should not be considered in isolation or as a substitute for analysis of the results as reported under generally accepted accounting principles.

15.	We note your pro forma discussions and presentations for 2006 reflect pro forma adjustments to the historical statements of income for the year ended 2006 as if the 2007

Transactions had been completed on January 1, 2006. Please advise us of your basis for presenting pro forma information prior to the incorporation of KAR Holdings on November 9, 2006. According to Rule 11-02 of Regulation S-X, pro forma financial information should provide information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. Further, the basis for combined financial statements of ADESA and IAAI prior to KAR Holdings existence is not evident.

The Company has removed the pro forma statement of income and related discussions for the year ended December 31, 2006 and replaced the pro forma statement with the combined results of ADESA and IAAI for the year ended December 31, 2006. Regulation S-K Item 303 specifies that the discussion of the results of operations shall provide such other information that the registrant believes to be necessary to understand the results of operations. The Company believes the combined results of ADESA and IAAI for the year ended December 31, 2006 facilitate a more meaningful discussion and analysis of the operating results and make the period more comparable to the pro forma statement of income for the year ended December 31, 2007. In addition, as discussed in the Company’s response to Comment 28, since ADESA and IAAI are considered predecessor companies, the Company believes combining results for purposes of analysis is appropriate.

Industry Outlook and Trends, page 39

16.	Please explain why you believe that you expect the level of volumes of sales at whole car auctions to remain stable with a view to disclosure about whether you expect new vehicle sales to remain stable. In this regard, we note your statement that a decline in new vehicle sales can result in a decline in used vehicle auction volumes. Discuss whether, in light of the economic uncertainty experienced in 2009, you believe there is a likelihood of such a decline.

The Company has revised the disclosure on page 42 in accordance with the Staff’s comment.

17.	Please revise your disclosure on page 40 to explain how the trends you discuss here “adversely affected [y]our operating results and business throughout the fourth quarter of 2008 and the first six months of 2009.” Quantify the impact these trends had on your operating results and business and whether they are expected to continue to do so.

The Company has deleted the disclosure on page 43.

Results of Operations, page 42

18.

We note that compared with the six months ended June 30, 2008, revenue from IAAI decreased 5% and revenue from AFC decreased 42% for the six months ended June 30, 2009. You state that IAAI’s decrease is due to a decline in average selling price for salvage vehicles and a decrease in the number of same store salvage vehicles sold. You further state that AFC’s revenue decrease is due to a 37% decrease in loan transactions and a 9% decrease in revenue per loan. Please expand your discussion to describe the reasons for the decreases in average sales price, loan transactions and loan revenues. Please also discuss whether you believe these are trends that are reasonably likely to have a material impact on your liquidity, capital resources or results of operations. Refer to Item 303(a)(3) of Regulation S-K, and SEC Release No. 33-8350, Section III.B (December 29, 2003).

The Company has revised the disclosure on pages 43, 47 and 48 in accordance with the Staff’s comment.

Critical Accounting Estimates, page 69

Self-Insurance Programs, page 71

19.	We note you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year and discuss the limits of your stop loss coverage.

The Company has added the disclosure on page F-57 (Note 21 to the Company’s financials) in accordance with the Staff’s comment.

Compensation Discussion and Analysis, page 99

Annual Cash Incentive Programs, page 101

Performance Targets for 2008 for the KAR Holdings, Inc. Annual Incentive Program and the Insurance Auctions, Inc. 2008 Incentive Plan, page 102

20.	We note your disclosure in the second full paragraph on page 102 that your compensation committee established performance targets that require increasingly greater effort to achieve higher annual incentive payouts. Please disclose the specific targets that your executives must reach to achieve each bonus level under the KAR Holdings, Inc. Annual Incentive Plan. Refer to Item 402(b) of Regulation S-K, and Compliance and Disclosure Interpretations, Section 118. Item 402(b) – Executive Compensation; Compensation Discussion and Analysis, Question 118.04 available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

The Company believes that disclosure of the level of performance required to receive threshold, target and superior annual incentive payouts for 2008 under its incentive plans (the “Confidential Information”) would result in competitive harm to the Company and that such information can be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

Disclosure of the Confidential Information would cause competitive harm to the Company due to the two primary industries in which the Company operates (used vehicle auctions and salvage auctions). ADESA, Inc. (used vehicle auctions) and Insurance Auto

Auctions, Inc. (salvage auctions) are each one of the two primary players in their respective industries, with each of the other competitors having a significantly smaller market share in the industry. The Company respectfully advises the Staff that similar information (to the Company’s Confidential Information) is not available from its competitors. Such Confidential Information would provide the Company’s competitors with valuable insight into the Company’s views on the state of its markets and its ability to generate revenues and to compete in these markets. It may also allow competitors access to the Company’s business plan and strategies that the Company intends to implement to achieve the benchmarks within that business plan. Having knowledge of the Confidential Information may provide competitors the necessary information to prevent the Company from achieving its business goals.

The Company respectfully notes that the SEC commented on this in its May 21, 2009 letter to the Company (in regard to the Company’s market-making prospectus) and permitted the Company to rely on such exclusion set forth under Instruction 4 to Item 401(b) of Regulation S-K.

Long-Term Equity Incentive Programs, page 103

21.	Please expand your disclosure on page 103 to discuss your policies for allocating option grants between one-fourth service options and three-fourths exit options. Please also discuss how each of these forms of option aligns the interests of your named executive officers with the interests of your stockholders, and how they serve to help attract and retain the services of a skilled and experienced executive management team. Refer to Item 402(b)(2) of Regulation S-K.

The Company has revised the disclosure on page 109 in accordance with the Staff’s comment.

22.	In the sentence that defines “Exit Event,” you qualify this definition by stating “prior to the consummation of this offering,” as if to suggest that the consummation of this offering will alter this definition. Please advise. In this regard, we note your indication on the following page that the committee has not yet made a determination regarding the manner in which the exercisability of the exit options will be adjusted.

The Company has revised the disclosure on pages 109 and 110 in accordance with the Staff’s comment.

23.	Please discuss any analysis you conducted regarding potential conflicts of interest or risk allocation in relation to your use of exit options as a long-term incentive to your executives. For example, explain the analysis, if any, you conducted in determining whether Messrs. Nordin’s and O’Brien’s economic interest in Axel LLC, an Investor Member, creates an incentive to attain an Exit Event that might be inconsistent with the interests of your stockholders.

As stated in response 21 above, the Company has revised the disclosure on page 109 in accordance with the Staff’s comment to note that the grant of both service and exit options aligns the interests of the Company’s named executive officers and other employees with the interests of its stockholders, who benefit from both the retention of a skilled management team and an increase in the value of the Company. In addition, the Company has revised the disclosure on page 113 in accordance with the Staff’s comment to note that the Company has determined that the value of Axle Override Units are not a significant factor in setting compensation levels for its executives and, given the amount of Company equity awards held by executives who also hold Axle Override Units, such units do not pose a potential conflict of interest with respect to the Company.

KAR LLC Override Units, page 105

24.	Please expand your discussion of Override Units beginning on page 105 to disclose the time periods over which Operating Units vest, the financial objectives that must be achieved for Value Units to vest, and the “rights with respect to profits and losses of KAR LLC” possessed by holders of Override Units. Refer to Item 402(b) of Regulation S-K. To the extent applicable, please also provide this information for the Axel Override Units.

The Company has revised the disclosure on page 112 in accordance with the Staff’s comment. The disclosure on page 112 now provides that Operating Units will vest ratably over four years from the date of grant, will be forfeited on a pro rata basis if the executive ceases to be employed by KAR Holdings II, LLC or one of its subsidiaries prior to the fourth anniversary of the date of grant, and provides information regarding the financial objectives that must be achieved for Value Units to vest and the rights with respect to profits and losses of KAR Holdings II, LLC.

Outstanding Equity Awards at Fiscal Year-End for 2008, page 113

25.	Please revise the footnote disclosure to your table on page 113 to clarify that the Operating Units and Value Units are not convertible into your common stock.

The Company has revised the disclosure on page 112 and the footnote on page 120 to clarify that the Operating Units and Value Units are not convertible into its common stock.

Principal Stockholders, page 129

26.	Please expand your footnote disclosure beginning on page 130 to identify the natural person(s) who have or share voting or investment power over the common stock held by the Goldman Group and the ValueAct Group. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Regulation S-K Compliance and Disclosure Interpretations, Section 140. Item 507 – Selling Security Holders, Question 140.02, available on our website at http://www.sec.gov/divisions/corpfin.shtml.

The Company has revised the footnote disclosure on page 138 in accordance with the Staff’s comment.

Consolidated Financial Statements of KAR Holdings, Inc., page F-1

Note 1 – Organization and Other Matters, page F-8

27.	Please tell us the ownership structure of KAR LLC, KAR Holdings, Inc., ADESA, Inc., and IAAI just prior to the “2007 Transactions”, the substance of the “2007 Transactions” and the ownership of KAR Holdings subsequent to the “2007 Transactions.” For each entity, please identify each owner and each owner’s percentage interest. Further, please explain the factors specific to this transaction in concluding on and applying purchase accounting.

We have supplementally provided a memorandum from the Company previously prepared in connection with the “2007 Transactions” attached hereto as Annex A. See page A-2 for the ownership structure of KAR LLC, KAR Holdings, Inc., ADESA, Inc. and IAAI just prior to the “2007 Transactions.” The substance of the transaction is summarized on pages A-1 and A-3; and page A-4 presents the ownership structure of KAR Holdings subsequent to the “2007 Transaction.”

The acquiring entity for accounting purposes was determined by reference to SFAS 141 as summarized on page A-5. Based on the factors considered, the Company determined KAR Holdings was the acquiring entity.

After determining that KAR Holdings was the acquiring entity, as described on pages A-6 through A-12, the Company determined that EITF 88-16 was the appropriate accounting literature to determine the basis of accounting for ADESA. After considering the factors in EITF 88-16, the Company concluded the IAAI transaction was not highly leveraged; therefore, IAAI’s accounting basis was fair value as described in SFAS 141, and for ADESA, the accounting basis for the 2.59% residual interest held by ValueAct was predecessor basis, with the remainder based on fair value.

28.	To the extent you considered presenting predecessor financial statements please explain the reasons why you ultimately decided not to include them and the guidance you relied on. Reference is made to Regulation C, Rule 405 and Rule 3-02 of Regulation S-X.

In making its determination of whether or not KAR Holdings, Inc. had a predecessor entity or entities, the Company reviewed the definition of predecessor in Regulation C, Rule 405 and in the Financial Reporting Manual of the Division of Corporation Finance. Section 1170.2 of the Financial Reporting Manual states:

“The definition of “predecessor” in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired”.

KAR Holdings, Inc. succeeded to substantially all of the business of both ADESA and IAAI simultaneously on April 20, 2007, and KAR Holdings, Inc. had no operations prior to April 20, 2007. KAR Holdings, Inc. considered the operations of both ADESA and IAAI to be significant. The Company noted that the above definition of a predecessor entity seems to indicate that more than one predecessor could be possible as it makes reference to a “group of entities”. In addition, the Company reviewed an SEC Speech given by Leslie Overton on December 12, 2006 at the 2006 AICPA National Conference on Current SEC and PCAOB Developments. In her speech, Ms. Overton noted that the predecessor “…is normally going to be the entity first controlled by the parent of the entities that are going to be combined”. Both ADESA and IAAI came under the control of KAR Holdings, Inc. simultaneously on April 20, 2007. As such, the Company believes that both ADESA and IAAI meet the criteria to be considered predecessor entities to KAR Holdings, Inc.

In the Company’s previous filings, the Company had not designated a predecessor entity or entities. However, the Company’s filings have included the financial statements of ADESA and IAAI as both were considered to be predecessor companies. Specifically, the Company has included the KAR Holdings, Inc., ADESA and IAAI financial statements for the periods required under regulation S-X Rule 3-02.

The Company has updated the Registration Statement to reflect ADESA and IAAI as predecessors in the following manner:

1)	The title Selected Historical Data of ADESA on page 40 now reads: “Selected Historical Data of Predecessor ADESA”.

2)	The title Selected Historical Data of IAAI on page 41 now reads: “Selected Historical Data of Predecessor IAAI”.

3)	The last sentence in the first paragraph on page F-1 now reads: “As such, the historical financial statements of Predecessor ADESA and Predecessor IAAI are presented for the periods prior to April 20, 2007, as noted below, as well as for the year ended December 31, 2006.”

4)	The financial statements and footnote headers for the ADESA and IAAI financials each make reference to “predecessor” parenthetically.

Note 4 – Stock-Based Compensation Plans, page F-21

29.	Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common stock, preferred stock, options to purchase and any other instrument that is convertible into common stock:

•	the date of each issuance;

•	a description of the instrument issued;

•	the number of options issued including the exercise terms;

•	the fair value of the underlying common stock on each issuance date;

•

a detailed description of how the fair value of the underlying share on each date was determined; and the amount of compensation expense recorded in your financial statements associated with each issuance.

Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated offering price as leading indicator of value of your stock in the months prior to the offering. Accordingly, if your anticipated offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock.

In response to the Staff’s comment, the Company provides the following schedule relating to securities issuances since the beginning of the Company’s most recently completed fiscal year.

Valuation Report (Balance Sheet Date)	Date of Grant	Exercise Price	Exit Options Granted (1)	Service Options Granted	Svc Option Exp Q1 2008	Svc Option Exp Q2 2008	Svc Option Exp Q3 2008	Svc Option Exp Q4 2008	Svc Option Exp Q1 2009	Svc Option Exp Q2 2009	Svc Option Exp Q3 2009

D&P 12/31/07	2/7/2008	$162.64	17,619	5,873	$12,011	$18,611	$18,611	$18,871	$18,611	$18,611	$18,611

D&P 3/31/08	5/13/2008	$163.93	16,739	5,580		$8,500	$18,158	$13,209	$18,158	$18,158	$18,158

D&P 6/30/08	8/19/2008	$166.77	12,394	4,131			$6,375	$15,361	$13,621	$13,621	$13,621

D&P 9/30/08	11/25/2008	$166.77	12,767	4,256				$1,405	$3,964	$3,964	$3,964

D&P 12/31/08	5/6/2009	$100.00	47,153	15,718						$18,276	$29,873

D&P 12/31/08	7/29/2009	$100.00	11,613	3,871							$5,082

			118,285	39,428	$12,011	$27,111	$43,144	$48,846	$54,354	$72,630	$89,309

(1) The company did not record any exit option expense. As the ultimate exercisability of the exit options is contingent upon an exit event (specifically a change in control), the compensation expense related to the exit options will not be recognized until such an event is consummated.

Duff and Phelps Independent Valuation (D&P)

Management engaged Duff and Phelps to perform quarterly independent valuations of the company in 2008. These valuations formed the basis for the exercise prices during the subsequent quarters. Duff and Phelps utilized the Income Approach and Market Approach to estimate the value of reporting units (i.e., ADESA, IAAI and AFC). In addition, Duff and Phelps utilized the Underlying Assets Approach to estimate the business enterprise value of the corporate reporting unit, which is the holding company for the reporting units.

The following is a summary of the valuation methods used by D&P to determine enterprise value, which was then applied to the diluted number of outstanding shares to derive an estimated share value.

Income Approach

For the Income Approach, the value of a business is based on the future cash flows the business can be expected to generate. Duff and Phelps utilized management projections of future profits based on expectations regarding revenue growth and profit margins to determine cash flows. This approach is primarily comprised of the following steps: (1) project annual after-tax cash flows that the business will generate over its remaining useful life; (2) convert these cash flows to a present value equivalent using a rate of return which accounts for the relative risk of realizing the projected cash flows and for the time value of money; and (3) sum the present value of the annual after-tax cash flows.

Market Approach

The Market Approach uses exchange prices in actual transactions and/or asking prices for businesses currently offered for sale as an indicator of value. The premise of the Market Approach is that a prudent investor would pay no more for a business than a price the investor could pay to purchase similar businesses in the marketplace. The process essentially involves comparison and correlation of the subject business with other similar businesses.

Underlying Assets Approach

The Underlying Assets Approach indicates the fair value of a business by adjusting the asset and liability balances on the subject company’s balance sheet to their fair value equivalents.

Duff and Phelps considered the results of the valuation approaches described above, which are adjusted for marketability and minority interest considerations where applicable, to estimate the business enterprise value of the Company.

2009 Grants

The most recent Duff and Phelps valuation report was performed for the period ending December 31, 2008, which resulted in an estimated per share value of $100.

During the first half of 2009, the company met performance expectations assumed in the Duff and Phelps December 31, 2008 valuation report. In addition, because of macroeconomic and automotive industry uncertainties at the time of the 2009 grants, management assumed consistent performance projections with the prior valuation report assumptions. Therefore, the company did not believe a new independent valuation was warranted and issued options with an exercise price equal to the December 31, 2008 valuation share price.

The auto industry experienced a number of adverse events in the first half of 2009, including Chrysler’s bankruptcy in April, General Motors bankruptcy in June, and declining new and used car sales. In the summer of 2009, wholesale used vehicle average prices began to exceed comparable 2008 prices. Additionally, amounts paid at auction for used and salvage vehicles, miles driven, and commodity prices began increasing in the summer of 2009 as compared to 2008. We believe improvement in these factors, combined with improvement in the market valuation of comparable companies with publicly traded equity securities, has increased since June 2009.

Anticipated offering price

The Company anticipates an offering price higher than the $100 per share amount derived from the December 31, 2008 valuation. This expected increase is due to the recent improvements in the macroeconomic environment and the automotive industry resulting in the Company’s improved long-term earnings expectations and market multiple expectations.

Management’s assessment of the long-term growth prospects increased due to improvements in the economy and the expectations of future business units’ growth. KAR Holdings’ future growth rate expectations increased as the automotive industry stabilized. This recent improvement is also reflected in the increase in the stock market and specifically in an increase in comparative market multiples of the Company’s peers.

Note 7 – Goodwill and Other Intangible Assets, page F-29

30.	Please explain your rationale for assigning useful lives of 11-19 years to customer relationships. Please identify each customer list, date of acquisition, and justification for the useful life assigned. Further please disclose your method of amortization. To the extent you utilize the straight-line method, please explain to us how you concluded this was the appropriate method. Refer to SFAS 142, paragraphs 12-14.

The Company has experienced a track record of keeping long-term relationships with its customers. As such, all customer relationships were valued using the income approach (Multi-Period Excess Earnings Method), which is predicated on the present value of the projected excess earnings expected to be generated by the respective customer relationships. The majority of the customer relationship values were determined based on independent third party valuations performed by Duff and Phelps.

Customer relationships lives vary and there is no consistent, reliable pattern of declining economic benefit. The useful lives of customer relationships vary by type of customer (buyer, seller, dealer, captive finance, factory, fleet/lease) and the expected amortization periods the Company has utilized reflect those differences.

The majority of the customer relationship useful lives were determined based on independent third party valuations performed by Duff and Phelps. The useful lives were calculated to be the point where approximately 90% of the expected discounted cash flows were realized. These outcomes also approximate the average remaining useful life for each of the respective type of customers. As such, the Company determined that amortization periods based on the expected average remaining useful life of the respective customer groups was appropriate and reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The useful lives of the customer relationships utilized by the Company for amortization purposes vary between 10-19 years. The Company’s experience suggests that customer relationships have extended over the 20 and 26 years ADESA and IAAI have been in business and auction industry experience would suggest relationships in excess of 30 years. However, the shorter period of time approximating 90% of estimated discounted cash flows are utilized by the Company in determining the estimated useful lives.

See below for the date of acquisition and useful life for each customer relationship.

	Date	Useful Life	Amount (millions)	Appraiser
AFC	4/20/2007	11	$243.6	Duff and Phelps, LLP
ADESA Dealer	4/20/2007	14	198.9	Duff and Phelps, LLP
ADESA Captive Finance / Factory	4/20/2007	19	61.2	Duff and Phelps, LLP
ADESA Fleet	4/20/2007	17	57.4	Duff and Phelps, LLP
IAAI US - Buyer	4/20/2007	17	147.8	Duff and Phelps, LLP
IAAI US - Seller	4/20/2007	13	146.9	Duff and Phelps, LLP

Subtotal of 4/20/2007 Customer Relationships			$855.8

Tri State AA, Inc. (ADESA Acquisition - Syracuse, NY)	9/18/2007	15	4.4	In-house
Zabel and Associates, Inc. (ADESA Acquisitions- Dakotas)	10/1/2007	15	2.5	In-house
B&E (IAAI Las Vegas Acquisition) - Buyer	1/18/2008	12	2.3	Duff and Phelps, LLP
B&E (IAAI Las Vegas Acquisition) - Seller	1/18/2008	15	2.1	Duff and Phelps, LLP
Verastar (IAAI Acquisition- multiple locations) - Buyer	2/1/2008	12	20.1	Duff and Phelps, LLP
Verastar (IAAI Acquisition- multiple locations) - Seller	2/1/2008	15	17.9	Duff and Phelps, LLP
Pennsylvania Auto Dealers’ Exchange (ADESA Acquisition)	2/7/2008	10	6.5	Alix Partners, LLP
Southern Memphis (IAAI Acquisition)	3/1/2008	10	1.5	In-house
Horisk (IAAI Delaware Acquisition)	6/1/2008	10	0.9	In-house
Live Global Bid, Inc. & VIN IQ, Inc. (ADESA Acquisition)	7/3/2008	3	0.8	In-house
ABC Minneapolis and ABC Nashville (Combined ADESA acquisition)	8/15/2008	15	2.4	In-house

			$917.2

The Company utilizes the straight-line method of amortization over the different lives dictated by type of customer and acquisition. The Company believes the straight-line method reflects the pattern in which the economic benefits of the customer relationship intangibles are consumed in accordance with FAS 142, paragraph 12. The Company has updated Note 2 to the consolidated financial statements on page F-13 to disclose the Company’s use of the straight-line method of amortization for customer relationships.

Item 15. Recent Sales of Unregistered Securities, page II-2

31.	We note that you relied upon Section 4(2) of the Securities Act of 1933 for your April 20, 2007 unregistered sale of securities. Please expand your disclosure to state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

The Company has revised the disclosure on page II-2 in accordance with the Staff’s comment.

Item 17. Undertakings, page II-8

32.	It appears that you are relying on Rule 430A under Securities Act of 1933. Therefore, please provide the undertakings set forth in Item 512(i) of Regulation S-K.

The Company has revised the disclosure on page II-8 to include the undertakings required by Items 512(i) of Regulation S-K.

Exhibits

33.	Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective. Please also ensure that you file your underwriting agreement, as your exhibit index currently makes no reference to it.

The Company will file the Exhibit 5 legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP in a subsequent pre-effective amendment. The Company will provide the Staff sufficient time to review the Exhibit 5 legal opinion before any distribution of preliminary prospectuses.

Please contact the undersigned at (317) 249-4508 should you require further information or have any questions.

Very truly yours,

/s/ Rebecca C. Polak

Rebecca C. Polak

Executive Vice President

and General Counsel

cc:	Donna DiSilvio, Senior Staff Accountant
Scott Stringer, Staff Accountant
Mara Ransom, Legal Branch Chief
Chris Chase, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Gregory A. Fernicola, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Peter J. Loughran, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022